UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR
OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

27 February 2020
NEWS RELEASE
DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.

On 25 February 2019, the Company released an announcement on SENS regarding a sign-on bonus awarded to the executive director, Kelvin Dushnisky.

The Company has awarded the second tranche of the sign-on bonus to the executive director as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of director
Kelvin Dushnisky
Name of company
AngloGold Ashanti Limited
Nature of transaction
Off market award of the second tranche of the
sign-on bonus
Class of security
Ordinary shares
Date of transaction
26 February 2020
Number of shares purchased and awarded
87,939
Price per share
R323.7783
Value of transaction (excluding brokerage and
other fees)
R28,472,739.92
Nature and extent of interest
Direct beneficial
Prior clearance to deal
Obtained

SHARES SOLD TO SETTLE TAX COSTS
Name of executive director
Kelvin Dushnisky
Name of company
AngloGold Ashanti Limited
Date of transaction
26 February 2020
Nature of transaction
On-market sale of shares to fund tax liability in
relation to costs incurred for the second tranche
of a sign-on bonus award
Class of security
Ordinary shares
Number of shares sold
47,488

ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com
Selling price per share 324.00
Value of transaction (excluding brokerage
and other fees)
R15,386,112.00
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 27, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance